

Mail Stop 3720

September 28, 2016

Svetlana Mazur
President, Treasurer and Secretary
Koldeck, Inc.
800 North Rainbow Boulevard, Suite 208
Las Vegas, Nevada 89107

      Re: Koldeck Inc.
              Registration Statement on Form S-1
              Filed September 22, 2016
              File No. 333-213744

Dear Ms. Mazur:

      Our preliminary review of your registration statement indicates that it fails materially to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, you need to include the most recent interim financial statements including a balance sheet, statements of operations and cash flows. We will not perform a detailed examination of the registration statement in its current form and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiency.

      If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

                                      Sincerely,

                                        /s/ Celeste M. Murphy for

                                        Larry Spirgel
                                        Assistant Director
                                          AD Office 11 – Telecommunications